BÖHLER UDDEHOLM

02 NOV 20 AM 9:45

BÖHLER-UDDEHOLM AG, Modecenterstraße 14/A/3, A-1030 Vienna, Austria

Via Airmail
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02060340

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

SUPPL

Your reference of	
Our reference	GI/RF/We
Extension, Fax	713
Vienna,	12 Nov 2002
Subject	Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG** (the Company) File No. 82-[**4089**]

Ladies and Gentlemen,

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors and our Report on the First Three Quarters of 2002.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, # 43-1-79 86 901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor & Public Relations

Randolf Fochler

Susanne Wenger

dlw 12/11

Enclosures
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Vienna

Tel. (00431) 7986901
Fax (00431) 7986901/60
7986901/61

Vienna, FN 78568 t
DVR-Nr. 55107
UID-Nr. ATU 36927509

BÖHLER UDDEHOLM

82-4089

FOR IMMEDIATE RELEASE

Böhler-Uddeholm announces results for the First Three Quarters of 2002

- ***Decline in sales and earnings***
- ***Seasonal factors intensify over summer months***
- ***Business environment remains weak***

Vienna, 12 November 2002 – The operating environment for the Böhler-Uddeholm Group remained difficult during the third quarter of 2002, with seasonal factors exerting a much stronger effect on the summer months compared to past years. The slowdown in demand for special steel and special steel products was more extensive than expected in July and August, but a partial turnaround appeared in September.

Economic conditions in the three key Böhler-Uddeholm markets support the cautious estimates made by management at the start of 2002: Europe continues to weaken, activities in the USA remain subdued but seem to have reached the low point, and Asia (ex Japan) is generally stable. Corporate investment in the major Böhler-Uddeholm end-user industries is still reserved; many companies continue to de-stock and therefore provide no stimulation for demand.

Total sales recorded by Böhler-Uddeholm for the first three quarters of 2002 declined from 1,153.0 m€ by 6% to 1,085.4 m€. Order intake for July to September of this year totalled 212.2 m€ versus 195.3 m€ in the Third Quarter of 2001. For the first nine months of 2002 order intake reached a level of 716.7 m€ versus 806,8 m€ in the comparable prior year period, for a decrease of 11%. Order backlog fell from 325.7 m€ by 16% to 273.4 m€ as of 30 September 2002.

Earnings before interest and tax (EBIT) decreased from 98.3 m€ by 26% to 72.5 m€ for the first three quarters of 2002, which represents an EBIT margin of 6.7% versus 8.5% for the comparable prior year period. In spite of this drop, Böhler-Uddeholm has maintained high profitability over its competitors even in this difficult business climate. Earnings before tax fell from 78.8 m€ by 37% to 49.5 m€. The tax rate for Böhler-Uddeholm equals 33.5% compared to 32% in the previous year. This led to net income of 31.3 m€ for the period, which is 40% below the comparable prior year level of 52.4 m€.

Overview of Core Businesses

The *High Performance Metals* Division felt the strongest seasonal impact during the third quarter. The weak economy caused many customers to extend plant summer holidays, which compounded the slowdown in orders. The energy and aircraft industries showed sharp declines, while the automotive industry stabilized and the crude oil production sector recorded growth. Prices for low-alloy steels decreased during the reporting period, but high-alloy grades remained largely stable. From a regional standpoint, markets continued to slow across Europe and South America. North America stagnated, and improvement was noted in Asian countries that are not dependent on the electronics industry. Divisional sales, earnings and order intake for the first three quarters of 2002 fell below the prior year level.

The *Precision Strip* Division also failed to match the good prior year levels of sales and earnings during the first three quarters of 2002. After subdued development during the first half-year, markets in the USA and Asia began to stabilize during the third quarter. This trend failed to materialize on the key European market, however. Sales of rule die steel and cutting and creasing rules hit new records for the first nine months, while all other product segments recorded declines from the prior year. Order intake showed modest growth and slightly exceeded the comparable prior year level. Rationalisation and a balanced product mix enables the division to maintain a high level of profitability in 2002, even under difficult conditions. Modest price increases should be possible for rule die steel and cutting and creasing rules in the fourth quarter.

The *Welding Consumables* Division saw a continuation of the past trend: the European market – especially in Germany – was hit by the economic downturn, but this business unit was still able to increase market share. Asia remained on the growth course that began in 2001, and an upturn was also noted in America. Volumes were generally stable but pressure on prices increased, above all in Europe. Demand for welding materials used in pipeline construction was good, but sales of high-alloy wire electrodes and stick electrodes stagnated. The repair and maintenance welding market remains solid. Divisional sales for the first three quarters of 2002 were on par with the comparable prior year value, but earnings were burdened by rising pre-material costs and expenses related to a reengineering program.

The *Special Forgings* Division was most hit by the slowdown in the aircraft industry, which continued into the third quarter of this year. Major manufacturers such as Boeing and Airbus have substantially reduced production of aircrafts, and this had a negative impact on demand, sales and earnings for the entire division. Sales to the energy industry also weakened during the first six months, but began to stabilize in the third quarter. A range of new projects in Europe offset a massive decline in the steam turbine business in the USA. The division recorded lower volumes for the first three quarters; prices remained stable, but increasing pressure was felt in the third quarter. Divisional sales fell slightly below the comparable period, but the low US-Dollar exchange rate served to depress earnings significantly below the prior year.

Outlook

The management of Böhler-Uddeholm expects the operating environment in all core markets to remain difficult during the fourth quarter of 2002. In order to counteract this situation, the Company will increase cost savings measures and personnel adjustments, reduce capital expenditure, and intensify marketing programs. Total EBIT for 2002 is now expected to remain at the lower end of the announced 100 to 110 m€ range because of pessimistic forecasts for economic growth. From the present standpoint, the global economy is not expected to improve before the second half of 2003. This recovery is expected to be limited, however, and will therefore only have a slight positive impact on results at Böhler-Uddeholm.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Phone:(+43 1)798 69 01/707

The complete report on the First Three Quarters is available under:
www.bohler-uddeholm.com

Böhler-Uddeholm Key Figures

in m€	1 – 9/2002	1 – 9/2001	Change
Sales	1,085.4	1,153.0	(6%)
EBITDA	126.6	149.9	(16%)
EBIT	72.5	98.3	(26%)
EBT	49.5	78.8	(37%)
Net income	31.3	52.4	(40%)
Order intake	716.7	806.8	(11%)
Order backlog	273.4	325.7	(16%)

82-4089

REPORT for the First Three Quarters of 2002

Shareholder Information





- Decline in sales and earnings
- Seasonal factors intensify over summer
- Demand still reserved
- Business environment remains weak

January – September	2002 in m€	2001 in m€	Change in %
Sales	1,085.4	1,153.0	(6)
EBITDA	126.6	149.9	(16)
EBIT	72.5	98.3	(26)
Pre-tax profit (EBT)	49.5	78.8	(37)
Net profit after minority interest	31.3	52.4	(40)
Cash flow before capital changes	86.1	103.7	(17)
Capital expenditure	62.9	89.6	(30)
Order intake[1]	716.7	806.8	(11)
Order backlog[1]	273.4	325.7	(16)
Employees	9,360	9,332	0

1 at the production companies

BÖHLER UDDEHOLM
materializing *visions*

The First Three Quarters of 2002

The operating environment for the Böhler-Uddeholm Group remained difficult during the third quarter of 2002, with seasonal factors exerting a much stronger effect on the summer months compared to past years. The slowdown in demand for special steel and special steel products was more extensive than expected in July and August, but a partial turnaround appeared in September.

Economic conditions in the three key Böhler-Uddeholm markets support the cautious estimates made by management at the start of 2002: Europe continues to weaken, activities in the USA remain subdued but seem to have reached the low point, and Asia (ex Japan) is generally stable. Corporate investment in the major Böhler-Uddeholm end-user industries is still reserved; many companies continue to de-stock and therefore provide no stimulation for demand.

Total sales recorded by Böhler-Uddeholm for the first three quarters of 2002 declined from 1,153.0 m€ by 6% to 1,085.4 m€. Order intake for July to September of this year totalled 212.2 m€ versus 195.3 m€ in the Third Quarter of 2001. For the first nine months of 2002 order intake reached a level of 716.7 m€ versus 806.8 m€ in the comparable prior year period, for a decrease of 11%. Order backlog fell from 325.7 m€ by 16% to 273.4 m€ as of 30 September 2002.

Earnings before interest and tax (EBIT) decreased from 98.3 m€ by 26% to 72.5 m€ for the first three quarters of 2002, which represents an EBIT margin of 6.7% versus 8.5% for the comparable prior year period. In spite of this drop, Böhler-Uddeholm has maintained high profitability over its competitors even in this difficult business climate. Earnings before tax fell from 78.8 m€ by 37% to 49.5 m€. The tax rate for Böhler-Uddeholm equals 33.5% compared to 32% in the previous year. This led to net income of 31.3 m€ for the period, which is 40% below the comparable prior year level of 52.4 m€.

OVERVIEW OF CORE BUSINESSES.

The High Performance Metals Division felt the strongest seasonal impact during the third quarter. The weak economy caused many customers to extend plant summer holidays, which compounded the slowdown in orders. The energy and aircraft industries showed sharp declines, while the automotive industry stabilized and the crude oil production sector recorded growth. Prices for low-alloy steels decreased during the reporting period, but high-alloy grades remained largely stable. From a regional standpoint, markets continued to slow across Europe and South America. North America stagnated, and improvement was noted in Asian countries that are not dependent on the electronics industry. Divisional sales, earnings and order intake for the first three quarters of 2002 fell below the prior year level.

The Precision Strip Division also failed to match the good prior year levels of sales and earnings during the first three quarters of 2002. After subdued development during the first half-year, markets in the USA and Asia began to stabilize during the third quarter. This trend failed to materialize on the key European market, however. Sales of rule die steel and cutting and creasing rules hit new records for the first nine months, while all other product segments recorded declines from the prior year. Order intake showed modest growth and slightly exceeded the comparable prior year level. Rationalisation and a balanced product mix enables the division to maintain a high level of profitability in 2002,

BÖHLER-UDDEHOLM Group

BALANCE SHEET	30/9/2002 in k€	31/12/2001 in k€
ASSETS		
A. Non-current assets		
I Tangible assets	509,446.8	506,981.7
II Goodwill	27,792.8	32,161.8
III Other intangible assets	6,865.4	7,823.2
IV Investments in associates	364.7	364.7
V Other financial assets	37,153.9	37,793.7
VI Future tax benefits	49,596.0	55,045.4
	631,219.6	**640,170.5**
B. Current assets		
I Inventories	500,449.6	528,632.0
II Accounts receivable from trade	299,477.2	313,009.4
III Accounts receivable from affiliated enterprises	4,630.0	4,080.8
IV Other receivables	38,021.0	37,638.2
V Securities available for sale	243.2	482.9
VI Cash and cash equivalents	55,019.8	62,537.9
VII Prepaid expenses	13,038.0	13,874.9
	910,878.8	**960,256.1**
Total assets	1,542,098.4	**1,600,426.6**

LIABILITIES AND SHAREHOLDERS' EQUITY	30/9/2002 in k€	31/12/2001 in k€
A. Shareholders' equity		
I Share capital	79,970.0	79,970.0
II Capital reserves	264,596.6	264,596.6
III Treasury shares	(23,677.2)	(6,990.5)
IV Revenue reserves	296,346.6	273,638.0
V Retained earnings[1]	(18,703.1)	29,700.4
	598,532.9	**640,914.5**
B. Minority interest	7,339.9	**6,839.9**
C. Non-current liabilities		
I Interest bearing debt	141,693.1	114,965.4
II Deferred tax	39,616.6	44,522.6
III Severance and pension provisions	178,560.7	177,748.2
IV Other long-term provisions	16,982.7	17,987.0
V Other long-term liabilities	578.1	686.1
	377,431.2	**355,909.3**
D. Current liabilities		
I Accounts payable from trade	97,418.4	129,922.4
II Payments on account	612.2	1,864.8
III Short-term borrowing	5,895.1	10,223.7
IV Current portion of interest-bearing debt	283,564.4	298,484.2
V Short-term provisions	82,752.6	76,201.1
VI Other short-term liabilities	83,156.5	74,688.6
VII Prepaid income	5,395.2	5,378.1
	558,794.4	**596,762.9**
Total liabilities and shareholders' equity	1,542,098.4	**1,600,426.6**

1 This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 30/9/2002

BÖHLER-UDDEHOLM Group

INCOME STATEMENT	1-9/2002 in m€	1-9/2001 in m€	Q3 2002 in m€	Q3 2001 in m€
Net sales	1,085.4	**1,153.0**	338.4	**359,4**
Cost of sales	(731.5)	(774.1)	(233.3)	(242.7)
Gross result	353.9	**378.9**	105.1	**116.7**
Other income	25.1	23.4	7.6	6.5
Selling expense	(196.4)	(204.2)	(62.9)	(66.1)
Administrative expense	(84.2)	(76.6)	(28.1)	(21.5)
Amortization of goodwill	(4.9)	(3.8)	(1.1)	(1.4)
Other expense	(21.0)	(19.4)	(3.7)	(7.4)
Earnings before interest and tax (EBIT)	72.5	**98.3**	16.9	**26.8**
Income/expense from securities	(0.2)	0.0	0.8	0.0
Interest expense (net)	(22.8)	(19.5)	(10.4)	(6.4)
Other financial result	0.0	0.0	0.0	0.0
Financial result	(23.0)	**(19.5)**	(9.6)	**(6.4)**
Earnings before tax and extraordinary charges (EBT)	49.5	**78.8**	7.3	**20.4**
Income taxes	(16.6)	(25.0)	(2.5)	(6.4)
Net income before minority interest	32.9	**53.8**	4.8	**14.0**
Minority interest	(1.6)	(1.4)	(0.5)	(0.4)
Net income	31.3	**52.4**	4.3	**13.6**

Basic earnings per share (in €)	2.9	4.8	0.4	1.2
Diluted earnings per share (in €)	2.8	n.a.	0.4	n.a.
Average number of shares outstanding – basic	10,898,968	11,000,000	10,898,968	11,000,000
Average number of shares outstanding – diluted	11,000,000	n.a.	11,000,000	n.a.
Depreciation	54.1	51.6	17.3	16.9
Currency gains (losses)	1.5	(1.0)	0.2	(1.8)

CHANGES IN EQUITY	2002 in m€	2001 in m€
Equity as of 1/1	640.9	**598.8**
Net income after minority interest	31.3	52.4
Translation reserve	(27.4)	(3.5)
Dividend paid	(29.2)	(27.5)
Change in treasury shares	(16.7)	0.0
Other	(0.4)	3.0
Equity as of 30/9	598.5	**623.2**

CASH FLOW STATEMENT	2002 in m€	2001 in m€
Cash and cash equivalents as of 1/1	63.0	**58.8**
Cash flow before capital changes	86.1	103.7
± Change in working capital	23.2	(56.2)
Cash flow from operations	109.3	47.5
Cash flow from investing activities	(49.7)	(78.2)
Cash flow from financing activities	(67.3)	24.4
Change in cash and cash equivalents	(7.7)	**(6.3)**
Cash and cash equivalents as of 30/9	55.3	**52.5**

even under difficult conditions. Modest price increases should be possible for rule die steel and cutting and creasing rules in the fourth quarter.

The Welding Consumables Division saw a continuation of the past trend: the European market – especially in Germany – was hit by the economic downturn, but this business unit was still able to increase market share. Asia remained on the growth course that began in 2001, and an upturn was also noted in America. Volumes were generally stable but pressure on prices increased, above all in Europe. Demand for welding materials used in pipeline construction was good, but sales of high-alloy wire electrodes and stick electrodes stagnated. The repair and maintenance welding market remains solid. Divisional sales for the first three quarters of 2002 approximated last years values, but earnings were burdened by rising pre-material costs and expenses related to a reengineering program.

The Special Forgings Division was most hit by the slowdown in the aircraft industry, which continued into the third quarter of this year. Major manufacturers such as Boeing and Airbus have substantially reduced production of aircrafts, and this had a negative impact on demand, sales and earnings for the entire division. Sales to the energy industry also weakened during the first six months, but began to stabilize in the third quarter. A range of new projects in Europe offset a massive decline in the steam turbine business in the USA. The division recorded lower volume sales for the first three quarters; prices remained stable, but increasing pressure was felt in the third quarter. Divisional sales fell slightly below the comparable period of 2001, but the low US-Dollar exchange rate served to depress earnings significantly below the prior year.

OUTLOOK.

The management of Böhler-Uddeholm expects the operating environment in all core markets to remain difficult during the fourth quarter of 2002. In order to counteract this situation, the Company will increase cost savings measures and personnel adjustments, reduce capital expenditure, and intensify marketing programs. Total EBIT for 2002 is now expected to remain at the lower end of the announced 100 to 110 m€ range because of pessimistic forecasts for economic growth. From the present standpoint, the global economy is not expected to improve before the second half of 2003. This recovery is expected to be limited, however, and will therefore only have a slight positive impact on results at Böhler-Uddeholm.

For further information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler

Phone:	+43-1/798 69 01 707
Fax:	+43-1/798 69 01 713
E-Mail:	randolf.fochler@bohler-uddeholm.com
Website:	www.bohler-uddeholm.com
Reuters:	BHLR.VI
Bloomberg:	BOEH AV
Dow Jones:	R.BUD
Bridge:	AT;BUD
Datastream:	O:BOHL
ADR symbol:	BDHHY
ÖTOB symbol:	BUD

BÖHLER-UDDEHOLM Group

SEGMENT OVERVIEW (in m€)

High Performance Metals	1-9/02	1-9/01	Change
Sales	789.5	830.4	(5%)
EBIT	50.7	69.3	(27%)
Order intake	415.0	467.3	(11%)
Order backlog	110.1	156.8	(30%)

Precision Strip	1-9/02	1-9/01	Change
Sales	122.5	133.8	(8%)
EBIT	19.8	21.0	(6%)
Order intake	130.3	125.7	4%
Order backlog	45.5	36.6	24%

Welding Consumables			
Sales	100.0	99.9	0%
EBIT	6.6	8.4	(21%)
Order intake	103.1	107.7	(4%)
Order backlog	11.9	13.5	(12%)

Special Forgings			
Sales	69.6	69.9	0%
EBIT	7.5	10.3	(27%)
Order intake	68.3	106.1	(36%)
Order backlog	105.9	118.9	(11%)

Other/Consolidation			
Sales	3.8	19.0	n.a.
EBIT	(12.1)	(10.6)	(14%)

Group			
Sales	1,085.4	1,153.0	(6%)
EBIT	72.5	98.3	(26%)
Order intake	716.7	806.8	(11%)
Order backlog	273.4	325.7	(16%)

STOCK MARKET INDICATORS

in €	1-9/02	1-9/01
Low	42.52	34.13
High	53.20	49.87
Price at 30/9	45.55	46.45
Market cap at 30/9 in m€	501.05	510.95

FINANCIAL CALENDAR 2003

(provisional)	
Preliminary results 1-12/2002	21 Feb 2003
Final results 1-12/2002	7 April 2003
Annual General Meeting	12 May 2003
Ex-dividend	15 May 2003
Results 1-3/2003	19 May 2003
Dividend payment	22 May 2003
Results 1-6/2003	1 Sep 2003
Results 1-9/2003	11 Nov 2003

SHARE PRICE PERFORMANCE


10/4/1995
30/9/2002
€ 80
70
60
50
40
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed